Exhibit 99.1

HOLLINGER INC. LAUNCHES CLAIM IN ONTARIO SUPERIOR COURT AGAINST
RAVELSTON AND RELATED PARTIES

TORONTO, Ontario, July 6, 2006 -- Hollinger Inc. (TSX:HLG.C and HLG.PR.B) (“Hollinger” or “the Company”) and its related companies (“the Hollinger Group”), today announced they are in the process of serving a Statement of Claim on The Ravelston Corporation Limited (“Ravelston”) and a number of related parties including Conrad Black, Barbara Amiel-Black, David Radler, John Boultbee and Peter Atkinson.

Hollinger is asking the Ontario Superior Court of Justice (Commercial List) for 17 distinct forms of relief, including: $500 million in damages for breach of contract, conspiracy, negligence, breach of fiduciary duty, unjust enrichment and unlawful interference with the Hollinger Group’s economic interest; additional damages totalling approximately US$200 million; contribution and indemnity with respect to any judgment or order obtained against the Hollinger Group from certain legal proceedings; relief under the Canada Business Corporations Act, an order for compensation for oppressive conduct, and; a minimum of $5 million in punitive or exemplary damages.

Ravelston is the private company that, with its affiliates, owns a majority of the shares of Hollinger and, through it, majority voting interest in Hollinger International Inc. Ravelston is currently in receivership under Ontario court protection and was previously controlled by Conrad Black and his associates.

“We believe that Hollinger was the initial victim of a planned series of transactions, including the sale of its primary operating assets at below fair value. This campaign started in the 1990s and laid the groundwork for better-known events that continued up to 2003,” said Randall Benson, Chief Restructuring Officer of Hollinger Inc. “On behalf of the public minority shareholders of Hollinger, we intend to vigorously pursue restitution.”

Hollinger today also filed a counterclaim against Hollinger International Inc. asking the United States District Court for Northern District of Illinois, Eastern Division, for compensatory and punitive damages in an amount to be determined at trial.

Company Profile

Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

Media contact:

John Lute
Lute & Company
416 929 5883
jlute@luteco.com